Hello. My name is ______. May I please speak with ________?
Good morning/afternoon/evening, I’m calling on a recorded line regarding your current investment in the <fund name>. You recently should have received a proxy card to register your vote for the shareholder meeting. Since we have not yet received your vote, we are calling to ask if you would like to vote along with the Boards’ recommendation.

If shareholder says they do want to place a vote over the phone:
The Board recommends a vote in favor of the proposal. Would you like to register a vote along with the recommendations of your Board?

If shareholder wants to vote but would like to review proposal:
Read proposal directly from the statement and answer any questions.
The Board recommends a vote in favor of the proposal. Would you like to register a vote along with the recommendations of the Board?

Vote Confirmation:
1. I am recording your (In Favor/Against/Abstain) vote and will send you a printed confirmation.
2. For confirmation purposes, I have your address listed as: (recite numeric and street portion of the address on file).
3. May I have the city, state and zip code that we’ll be mailing your confirmation to?

Once you receive your confirmation, if you have any questions regarding your vote, please contact us immediately at (877) 213-4687.

If shareholder states they have not received the materials:
I would like to mail you another set of proxy materials. I have your address listed as: (recite address). Is that correct?

You should receive your materials within 7 to 10 business days. I would like to leave you with our toll free number for any questions you may have about the material or if you would like to vote by phone. Our phone number is (800) 780-7316.
Our hours of operation are from 9:00am to 10:00pm Eastern Time Monday through Friday. Thank you for your time. Have a nice day/evening.

If shareholder doesn’t want to vote:
I would like to leave you with our toll free number. If you have any questions or would like to vote by phone, please contact us at (800) 780-7316. Our hours of operation are from 9:00am to 10:00pm Monday through Friday

Thank you for your time. Have a nice day/evening.